Media release

Company secretary appointment

8 December 2016

Steve Allen, formerly company secretary of BG Group plc, has been appointed company secretary of Rio Tinto plc and joint company secretary of Rio Tinto Limited, effective from 9 January 2017. He will be based in London.

Tim Paine continues to be joint company secretary of Rio Tinto Limited, based in Melbourne.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
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David Outhwaite	Bruce Tobin
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David Luff	Matthew Klar
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Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
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David Ovington	Rachel Storrs
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Nick Parkinson
T +44 20 7781 1552
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Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404